HANK GRACIN†† | PARTNER LESLIE MARLOW† | PARTNER PATRICK EGAN† | PARTNER † Admitted in New York only †† Admitted in New York, Florida & Colorado	GRACIN & MARLOW, LLP COUNSELLORS AT LAW THE CHRYSLER BUILDING 26th FLOOR 405 LEXINGTON AVENUE NEW YORK, NEW YORK 10174 (212) 907-6457 FAX (212) 208-4657 www.gracinmarlow.com	IN BOCA RATON 1825 NW CORPORATE BLVD. SUITE 110 BOCA RATON, FLORIDA 33431 (561) 237-0804 FAX (561) 237-0803 WRITER E-MAIL: lmarlow@gracinmarlow.com

May 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Petroteq Energy Inc.
Registration Statement on Form 10-12G

Dear Sir or Madam:

On behalf of the Company, in order to assist you in your review of the Registration Statement on Form 10-12G filed by Petroteq Energy, Inc. (“Petroteq” or the “Company”) on May 21, 2019, we hereby submit a letter responding to the comments received on April 11, 2019 in connection with Amendment No. 1 to the Form 10-12G (File No. 0-55991) filed by the Company on March 25, 2019. For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Registration Statement on Form 10-12G

Business Resources and Mining Operations, page 2

1.	The tabular disclosure of the total, developed and undeveloped “net” acreage relating to the TMC Mineral Lease appears to be based on your working interest, less the overriding royalty interest granted to Temple Mountain Energy, Inc. If that is the case, revise the disclosure of your net acreage. For additional guidance on the disclosure of gross and net acreage, refer to the definitions under Item 1208(c) of Regulation S-K.

Response: We have revised the disclosure of net acreage such that the disclosure is only of the fractional working interests without any adjustments since the Company has no operating working interests.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW
Securities and Exchange Commission May 22, 2019 Page 2

2.	The working interest figure disclosed on page 4 relating to your ownership in the TMC Mineral Lease appears to be your working interest, less an adjustment for the overriding royalty interest granted to Temple Mountain Energy, Inc. If that is the case, revise the disclosure of your working interest ownership to exclude any adjustments for royalties due to others.

Response: We have revised the disclosure to exclude adjustments for royalties due to others.

3.	Revise your disclosure to resolve the apparent inconsistency between the 1.8% attributed to the overriding royalty granted to Temple Mountain Energy, Inc. and the comparable disclosure of a 1.6% overriding royalty disclosed elsewhere on pages F-17 and F-56 of your filing.

Response: We apologize for the typographical error, the correct overriding royalty is 1.6%.

4.	Expand the disclosure relating to the average sales prices for the production that occurred during fiscal year 2015 to include the API gravity of the final products sold.

Response: We have added the API gravity of the final product sold to the chart.

5.	Revise footnote (1) accompanying the tabular presentation of the average sales prices and production volumes for fiscal year 2015 to remove the reference to those items such as state severance (production), ad valorem and sales taxes and third-party non-operating interests if such items were not used in the determination of the figures presented or tell us why a revision to your disclosure is not needed.

Response: We have removed reference to items such as state severance (production), ad valorem and sales taxes and third-party non-operating interests that were not used in the determination of the figures presented in the accompanying tabular presentation of the average sales prices and production volumes for fiscal year 2015.

6.	To the extent that the figures provided for the average production costs incurred during 2015 and 2018 include adjustments for ad valorem and/or sales taxes, revise your estimates to remove the impact of these taxes. Refer to Item 1204(b)(2) of Regulation SK.

Response: The figures provided for the average production costs incurred during 2015 and 2018 did not include adjustments for ad valorem and/or sales taxes and therefore no adjustment was made.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW
Securities and Exchange Commission May 22, 2019 Page 3

7.	We note your response to comment 2 and the disclosure provided on page 1 appears to indicate that the entire 2,223 barrel difference between the quantities produced and sold during 2015 is attributable to your internal use of this portion of your production as fuel to power the generators that power the plant. Your response appears to be inconsistent with footnote (1) on page 4 which indicates that the 7,777.33 barrels of production is also net of any royalties, e.g. the 8% production royalty specified under the TMC Mineral Lease and the additional 1.6% overriding royalty payable to Temple Mountain Energy, Inc. The disclosure of production under Item 1204(a) of Regulation S-K should only include production (after adjustments for production that is consumed in operations) that is owned by the registrant and produced to its interest less royalties due to other parties, or in other words, the production volumes based on your working interest ownership, less all applicable royalties. Revise the disclosure of your production to conform to the requirements under Item 1204(a) of Regulation S-K or tell us why a revision is not necessary. For additional guidance on the requirements relating to your disclosure of production under Item 1204(a) of Regulation S-K, refer to Instructions 1 and 2 to Item 1204, respectively.

Response: We revised the disclosure of production to conform to the requirements under Item 1204(a) of Regulation S-K.

8.	Tell us what consideration you have given to the portion of your oil production consumed as fuel in determining the average monthly production cost figures presented for 2015. To the extent that a portion of the oil produced during 2018 was consumed as fuel, this comment also applies to your calculation of the average production costs for 2018.

Response: We have added additional disclosure regarding the portion of our oil production consumed as fuel.

9.	If your current and/or future operating plans include the use of a portion of your production as fuel in your plant operations, expand your disclosure to include an appropriate discussion and to the extent possible an estimate of the percentage(s) of such production to be consumed

Response: Our current and future operating plans do not include the use of a portion of our production as fuel in our plant operations.

10.	Revise the figures shown on page 5 relating to the 2015 total production costs for the months of October, November and December to resolve the apparent inconsistency with a mathematical summation of the individual line item costs used to arrive at these total cost figures.

Response: We have revised the figures shown on page 5 relating to the 2015 total production costs for the months of October, November and December to resolve the apparent inconsistency.

11.	Expand your disclosure to include a reasonably detailed explanation of the reason(s) for the apparent difference in the average 2015 monthly production costs shown in the tabular presentation on page 4 and the comparable average 2015 monthly production costs shown in the tabular presentation on page 5.

Response: We have revised our disclosure to explain the basis for the difference in the average 2015 monthly production costs shown in the tabular presentation on page 4 and the comparable average 2015 monthly production costs

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW
Securities and Exchange Commission May 22, 2019 Page 4

12.	Your disclosure indicates the potential to reduce your average production costs through various economies of scale such as bulk purchases. Expand your disclosure to include examples of the items that would be part of such bulk quantity purchases.

Response: We have revised the disclosure regrading bulk purchases.

13.	Provide us with an explanation in reasonable detail supporting the statement on page 5 included as part of your discussion of differences that may exist between the specifications of your crude oil and those of WTI crude oil that “generally the higher the API gravity, the higher the deduction.”

Response: We have revised the disclosure to correct a typographical error.

14.	Your disclosure appears to indicate that your current production sales are made to a purchaser who takes delivery at or near the plant largely due to the relatively high cost that would be incurred in transporting your crude oil to refining centers in other states. Expand your disclosure to clarify the extent to which local markets exist that have sufficient capacity to allow you to sell all of your current and forecast future production to purchasers who will take delivery at or near your processing facility.

Response: We have expanded the disclosure regarding local markets.

Extraction Technology, page 7

15.	Provide us with an explanation in reasonable detail supporting the statement on page 7 that appears to indicate that diluents or blending agents, if used, would “increase the viscosity of the heavy oil extracted from the bitumen saturated ores.”

Response: We have clarified that no diluents or blending agents are used to reduce the viscosity of the heavy oil extracted from bitumen saturated ores

The TMC Mineral Lease, page 3

16.	We have read your response to comment 16 and are not in a position to agree that your characterization of the final sales product as a “finished crude oil” meets the requirements pursuant to the disclosure of production, by final product sold, under Item 1204(a) of Regulation S-K. In this regard, your final sales product is not a naturally occurring crude oil and is the result of a process in which bitumen is upgraded into a new hydrocarbon product, e.g. a synthetic oil, pursuant to the definition of oil and gas producing activities and the disclosure requirements for oil and gas production in Rule 4-10(a)(16)(i)(D) of

Regulation S-X and item 1204(a) of Regulation S-K, respectively. Therefore, we reissue prior comment 16.

Response: We have added disclosure that the finished crude oil produced and sold to our customers, for purposes of disclosure under the SEC’s classifications, qualifies as a “synthetic crude oil”.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW
Securities and Exchange Commission May 22, 2019 Page 5

The Oil Sands Market, page 8

17.	We note your revised disclosure in response to comment 17, and we reissue the comment in part. Please revise the disclosure on page 9 to clarify whether the tests of oil sands samples from China, Indonesia and Jordan at your San Diego laboratory were conducted internally or by third parties. If these tests were conducted internally, please revise your disclosure on page 8 regarding “third party tests of the different batches of the heavy oil that have been produced” to clarify that only the Russian oil was tested by a third party, or otherwise please advise. Certain Relationships and Related Transactions, and Director Independence Certain Relationships and Related Transactions, page 47

Response: We have clarified the disclosure to state that the only third party testing was on the oil sands samples from Russia.

18.	We note you added disclosure on page 53 regarding your March 5, 2019 and March 11, 2019 issuance of common stock to your directors and your Chairman, respectively. Please revise your disclosure of related party transactions to disclose these and other agreements with related parties. Refer to Items 404(a) and 404(d)(1) of Regulation S-K. Financial Statements - General, page F-1

Response: We have added the appropriate disclosure.

19.	We note that in response in prior comment 24, you now present your financial statements in accordance with accounting principles generally accepted in the United States. We further note that certain amounts in your financial statements have changed, along with the change in presentation. Please describe for us the accounting policy differences that led to these changes and explain how the accounting policy disclosures in your U.S. GAAP financial statements reflect these differences, in comparison to the corresponding disclosures in your IFRS financial statements.

Response: The only significant change between the amounts presented on the Company’s US GAAP financial statements and the Company’s IFRS financial statements is for the recognition of the different policies used for the determination of share-based compensation expense. The following are the differences in the accounting policies for share-based compensation expense under US GAAP and IFRS:

●	Employee and director options

In the IFRS financial statements the Company recognized share-based compensation expense for awards granted to employees and directors with a service-only condition and graded vesting separately on a tranche by tranche basis over the service period as required by IFRS 2.

In the US GAAP financial statements, the Company has elected to recognize share-based compensation expense for these awards on a straight-line basis for the entire award over the service period.

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW
Securities and Exchange Commission May 22, 2019 Page 6

●	Non-employee options

In the IFRS financial statements, the Company recognized share-based compensation expense for awards granted to non-employees over the vesting period in a manner consistent with the recognition of awards granted to employees.

In the US GAAP financial statements, the Company recognized share-based compensation expense for awards granted to non-employees as if cash had been paid, resulting in immediate recognition of the fair value of the award.

20.	We note that although you are now indicating your financial statements are prepared in accordance with US GAAP, several of your accounting policy disclosures do not appear to have been revised accordingly. For example, the language within your discussion of the impairment of assets, financial instruments and provisions continues to reflect guidance within IFRS. Please ensure that you have applied all of the accounting requirements of U.S. GAAP, and address the applicability of either the successful efforts method or full cost method of accounting for your oil and gas activities. Please revise your disclosures as necessary to discuss your significant U.S. GAAP accounting policies. Independent Auditor’s Report, page F-38

Response: We have added disclosure to the US GAAP financial statements to address this comment.

21.	We note that your independent public accountants audited your internal control over financial reporting as of August 31, 2018, and indicated in their opinion that you maintained effective internal control over financial reporting. Please update your disclosure on page 12, concerning your status as an emerging growth company and the corresponding exemptions from various public company reporting requirements, to clarify that you have elected to have your internal controls over financial reporting audited by your independent registered public accounting firm.

Response: The Report of Independent Registered Public Accounting Firm included in the filing has been revised:

GRACIN & MARLOW, LLP

COUNSELLORS AT LAW
Securities and Exchange Commission May 22, 2019 Page 7

22.	We note that although you prepared the U.S. GAAP financial statements subsequent to receiving our comment letter dated March 8, 2019, the date of the report from your independent public accountant continues to be dated February 11, 2019, as previously filed with the IFRS financial statements. Given the nature of the change and differences in various amounts in your financial statements, it is unclear why the auditor would not have updated or dual dated the audit report to coincide with and reflect the additional procedures performed, consistent with PCAOB AS 3110. Please discuss the foregoing with your auditor and either obtain and file an audit report that conforms with this guidance or explain how it was determined that no change to the date was necessary, if this is the view. Also address the application of this guidance as it relates to any incremental adjustments to conform with U.S. GAAP, and any incremental U.S. GAAP accounting policy disclosures.

Response: We have updated the date of the audit report.

* * *

Petroteq acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. Petroteq acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. Petroteq acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	David Sealock
Petroteq Energy Inc.